May 20, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Attention: Robert Telewicz, Staff Accountant

RE:      American Church Mortgage Company
         Form 10-KSB for the year ended December 31, 2004
         File No. 33-87570

Mr. Telewicz:

     We are in receipt of the Commission's followup letter dated May 10, 2005 which requests additional information regarding the methodology used by American Church Mortgage Company ("ACMC") to calculate the fair market value of its bond portfolio. We have prepared the following response to the Commission's follow up question below.

Bond Portfolio, Page F-8

     In accordance with SFAS 115 we utilize fundamental analysis in valuing our bond portfolio. Listed below are the current factors we use in our fundamental analysis.

         We monitor the 10-year Treasury Bond yield as a benchmark in valuing our bond portfolio. We also consider four other factors in determining our bond portfolio's fair market value. These factors are:

          1)   Any change in the underlying value of the collateral;
          2)   The average rate of return on the investment;
          3)   The bond issuer's payment status;
          4)   The current average price of any new church bond issues.

     The average rates of return on our bond portfolio as of December 31, 2002, 2003 and 2004 were 8.89%, 7.93% and 7.53% respectively. The 10-year Treasury Bond yield as of December 31, 2002, 2003 and 2004 were 4.61%, 4.01% and 4.27%
respectively. ACMC's bond portfolio has averaged over 300 basis points or 3.00% above current Treasury Bond yields.

     A graph representing the relationship between the 10 year Treasury Bond rate and the Average Rate of Return on ACMC's bond portfolio is attached. ACMC has determined that if its church bond portfolio has an Average Rate of Return above 300 basis points (3.00%) over the 10- year Treasury Bond yield, that the cost of its bond portfolio is its fair market value.

     An analysis of our current bond portfolio as of December 31, 2004 shows that approximately 72% of our bond portfolio has been purchased since January 1, 2001, representing in excess of $7,800,000 in principal bonds purchased at par value.

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Securities and Exchange Commission
May 20, 2005
Page Two

     Also enclosed is a historical graph between the 10-year Treasury Bond yield versus the bond rates that American Investors Group, Inc. is using in pricing any new church bond issue. The average rate of return on American Investors Group, Inc.'s new bond issues were 8.35%, 7.08% and 7.55% for the three years ended December 31, 2002, 2003 and 2004. Historically, American Investors Group, Inc. has priced new church bond offerings at approximately 300 basis points or 3.00% above the 10-year Treasury Bond rate. ACMC buys all of its church bonds from American Investors Group, Inc..

     The 10-year Treasury Bond yield has remained relatively flat over the last three year period. The Average Rate of Return on ACMC's bond portfolio has been above American Investors Group Inc.'s average new church bond rates and American Investors Group Inc.'s new church bond issues have historically been above Treasury Bond yields. ACMC has determined that the carrying value of the bond portfolio approximates fair value because (i) there has been minimal changes in the 10- year Treasury Bond yield; and (ii) ACMC's Average Rate of Return on its bond portfolio is higher then the average rate of return on new Church Bonds issued by American Investors Group, Inc. In addition we look at the quality of the underlying collateral, payment history and interest rate since initial purchase.

     We continue to evaluate our fundamental bond portfolio pricing analysis on an ongoing basis. We believe that the 10 year Treasury Bond yield is a benchmark by which to value our bond portfolio since there is no active secondary market for church bonds. We have determined that if our average rate of return on our bond portfolio is 300 basis points over the 10 year Treasury Bond yield, that the fair market value our bond portfolio approximates cost.

     In summation, the Average Rate of Return on our bond portfolio, American Investors Group Inc.'s new church bond issue pricing, the 10-year Treasury Bond yield, and the ongoing payment performance of a bond issuer, are factors that influence our bond portfolio valuation. Giving consideration to all these factors, we maintain our bond portfolio's fair market value approximates its cost at December 31, 2004.

     If the Commission has any questions or needs any additional information, please contact Scott J. Marquis, Vice-President at (952) 252-0909 or the undersigned at (952) 952-0911.

                                   Sincerely,


                                   /s/ Philip J. Myers
                                   Philip J. Myers
                                   President
                                   American Church Mortgage Company

Encl.(2)